Exhibit FS.1.1

Atlanta Gas Light Company

Condensed Balance Sheet – Assets

Unaudited

In millions	As of December 31, 2003
Current assets
Cash and cash equivalents	$-
Receivables (less allowance for uncollectible accounts of $1.2 million)	27.1
Intercompany receivables	(0.2)
Inventories	111.1
Unrecovered ERC – current portion	24.5
Unrecovered PRP costs – current portion	22.1
Unrecovered seasonal rates	10.8
Other current assets	-
Total current assets	195.4
Investment and equity in associated companies	1.1
Property, plant and equipment
Property, plant and equipment	2,483.9
Less accumulated depreciation	804.3
Property, plant and equipment-net	1,679.6
Deferred debits and other assets
Unrecovered PRP costs	409.7
Unrecovered ERC	154.9
Unrecovered postretirement benefit costs	5.9
Other	7.2
Total deferred debits and other assets	577.7
Total assets	$2,453.8

Exhibit FS.1.1

Atlanta Gas Light Company

Condensed Balance Sheet - Liabilities and Capitalization

Unaudited

In millions	As of December 31, 2003
Current liabilities
Accrued PRP costs – current portion	$81.6
Current portion of long-term debt	77.0
Accounts payable-trade	10.7
Intercompany payables	359.2
Accrued ERC – current portion	40.3
Accrued expenses	63.4
Other current liabilities	9.9
Total current liabilities	642.1
Accumulated deferred income taxes	325.9
Long-term liabilities
Accrued PRP costs	322.7
Accumulated removal costs	48.0
Accrued postretirement benefit costs	41.0
Accrued ERC	42.6
Accrued pension obligations	4.5
Total long-term liabilities	458.8
Deferred credits
Unamortized investment tax credit	18.9
Regulatory tax liability	14.9
Other deferred credits	4.5
Total deferred credits	38.3
Capitalization
Long-term debt	212.8
Common shareholders’ equity	775.9
Total capitalization	988.7
Total liabilities and capitalization	$2,453.8